UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 8, 2021

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

12555 Manchester Road, Des Peres, Missouri	63131
(Address of Principal Executive Offices)	**(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (the "Partnership" or the "Firm"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is disclosing certain of its results of operations related to calendar year 2020. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), except as shall be expressly set forth by specific reference in such filing.

Item 3.02. Unregistered Sales of Equity Securities.

On January 8, 2021, the Partnership offered subordinated limited partnership interests (the "SLP Interests"), which are fully described in the Partnership's Twentieth Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated as of August 6, 2018 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K, dated August 6, 2018). The Partnership issued the SLP Interests pursuant to Section 4(a)(2) under the Securities Act, in a privately negotiated transaction and not pursuant to a public offering or solicitation, to current general partners and retiring general partners of the Partnership for an aggregate price of $59,900,575.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

  99.1   Certain results of operations related to calendar year 2020 disclosed by the Partnership on January 13, 2021.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Certain results of operations related to calendar year 2020 disclosed by the Partnership on January 13, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: January 13, 2021

By: /s/ Kevin D. Bastien

Name: Kevin D. Bastien
Title: Chief Financial Officer

Exhibit 99.1

Edward Jones Announces Results for Full-Year 2020

The Jones Financial Companies, L.L.L.P. (the "Partnership" or the "Firm"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is pleased to announce its full-year 2020 results.

The Firm continues to strive to help serious, long-term individual investors achieve their financial goals by understanding their needs and implementing tailored solutions. Throughout 2020, during the global pandemic, Edward Jones continued to serve more than 7 million investors in the U.S. and Canada. Despite significant uncertainty throughout the year, the Partnership experienced both revenue and profitability growth in 2020.

Net revenue in 2020 was $10.1 billion, a 7% increase compared to 2019, reflecting a 10% increase in fee revenue and a 9% increase in trade revenue. Fee revenue increased to $8.2 billion in 2020 from $7.5 billion in 2019, primarily due to higher average market levels and the continued investment of client assets in advisory programs. Trade revenue increased $138 million to $1.7 billion in 2020 due to an increase in commissions revenue from higher overall margins with an increase in client dollars invested in mutual fund and equity products.

Net income before allocations to partners increased 18% to $1.3 billion in 2020 compared to 2019 due to the increase in net revenue and decreases in operating expenses. With the uncertainty throughout the year, the Partnership implemented several ongoing measures to optimize firm resources and control costs.

The Firm ended the year with $1.5 trillion of client assets under care, a $197 billion increase from 2019, due to increases in the market value of client assets as well as an increase of $66 billion in net new assets gathered during the year.

In 2020, Edward Jones ended with 19,225 financial advisors, an increase of 521 compared to 2019, allowing Edward Jones to serve more clients and create a positive impact in communities.

Financial Highlights
(unaudited, $ in millions, unless otherwise noted)

	December 31,			
	2020	**2019**	**Change**	**% Change**
Financial Advisors (at year end)	19,225	18,704	521	3%
Client Assets Under Care (at year end) (billions)	$ 1,546	$ 1,349	$ 197	15%
Net New Assets for the Year (billions)	$ 66.1	$ 63.7	$ 2	4%

	For the years ended December 31,			
	2020	**2019**	**$ Change**	**% Change**
Net Revenue				
Fee Revenue	$ 8,175	$ 7,452	$ 723	10%
Trade Revenue	1,719	1,581	138	9%
Other Revenue, net	169	336	(167)	-50%
Total Net Revenue	$ 10,063	$ 9,369	$ 694	7%
Net Income Before Allocations to Partners	$ 1,285	$ 1,092	$ 193	18%